FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                    Pursuant to Rule 13s - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                           For the month of March 2006


                                  Acambis plc
                (Translation of registrant's name into English)

                           Peterhouse Technology Park
                               100 Fulbourn Road
                               Cambridge CB1 9PT
                                    England

                    (address of principal executive offices)

    (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

                         Forms 20-F X     Form 40-F

  Indicate by check mark whether the registrant by furnishing the information contained in this Form also thereby furnishing the information to the
                Commission pursuant to Rule 12g3-2(b) under the
                       Securities Exchange Act of 1934).

                              Yes       No X

 (if "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ).




Enclosure:

Final Results


Acambis drives pipeline forward during year of investment

Cambridge, UK and Cambridge, Massachusetts - 9 March 2006 - Acambis plc ("Acambis") (LSE: ACM, NASDAQ: ACAM) announces its results for the year ended 31 December 2005.

Key points

>   Financial highlights
         o   Full-year revenues of GBP40.9m in line with management expectations
         o   Year-end cash position of GBP68.0m
         o   Strong year for sales of Vivotif(R)
>   ACAM2000:
         o Negotiations ongoing with US Government for warm-base manufacturing contract
         o   Rolling submission of Biologics License Application to US FDA ongoing
>   MVA3000:
         o 500,000 doses of MVA3000 delivered to US Government, in line with ongoing contract requirements
         o   Awaiting response to tender submitted to US Government
         o   Strategy to counter BN MVA IP litigation being outlined today
>   ChimeriVax-JE
         o Enrolment to both safety and efficacy Phase 3 trials ahead of schedule and nearing completion
         o   Phase 2 paediatric trial to start in India in second quarter
>   ChimeriVax-West Nile: first company to enter Phase 2 clinical trials
>   C. difficile: encouraging results from first Phase 1 trial
>   ChimeriVax-Dengue: sanofi pasteur advancing into Phase 2 trials


Key financials*

                                                         Three months ended              Year ended
                                                             31 December                31 December
                                                         2005          2004          2005          2004
Revenue                                               GBP23.9m      GBP23.1m      GBP40.9m      GBP85.5m
(Loss)/profit before tax                              GBP(5.1)m      GBP4.4m     GBP(27.7)m     GBP27.0m
Basic (loss)/earnings per share                         (5.8)p         4.5p         (24.3)p       18.5p
Basic (loss)/earnings per ADR                           $(0.20)        $0.17        $(0.83)       $0.71
Cash, cash equivalents and liquid investments         GBP68.0m      GBP101.8m     GBP68.0m     GBP101.8m

* Prepared under the Group's accounting policies based on International Financial Reporting Standards


Gordon Cameron, Chief Executive Officer of Acambis, said:

"Vaccines are once again back on the top of the political and healthcare agenda through emerging threats such as Clostridium difficile and pandemic influenza. Increased government and industry investment, combined with improved pricing, are making vaccines increasingly attractive to both new and incumbent participants. With this favourable environment, and our strong pipeline and manufacturing capabilities, Acambis is well placed to be a key player in our industry's growth."

A meeting and conference call for analysts will be held today at 9.00 am GMT. For details, contact Mo Noonan at Financial Dynamics on telephone number +44 (0) 20 7269 7116. An instant replay of the call will be available until 9 April 2006 on telephone number UK: +44 (0) 20 7365 8427 and US: + 1 (617) 801 6888. The pin
code is 38146945. A webcast of the call will also be available via Acambis' website at www.acambis.com. The webcast replay will be available for 12 months until 9 March 2007.


Chairman's statement

OVERVIEW

At the beginning of last year, we positioned 2005 as a year of investment aimed at building both our product portfolio and the infrastructure or capabilities that we consider to be key to the effective management of our business now and in the future. In both areas we had a very successful year. Our most notable achievement was the progression of each of our proprietary programmes into the next stage of development, including ChimeriVax-JE, which is now undergoing pivotal Phase 3 trials in Australia and the US. We also expanded the pipeline with the addition of an exciting influenza vaccine programme by acquiring an ongoing programme and starting a research collaboration. Our capabilities were increased through the acquisition of a fill/finish facility in the US, which has given us the opportunity not only to bring in-house an increasingly scarce resource but also to complete our manufacturing supply chain.

In addition to building our pipeline and capabilities, we have an ongoing aim to exploit our competitive strengths in the smallpox arena to gain as much value as possible from our franchise of products: ACAM2000, MVA3000 and C-VIG. We made good progress with our existing MVA3000 contract, including delivering 500,000 doses to the US Government, and, in January 2006, started submission of a US licence application for ACAM2000. During 2006, based on indications from the Centers for Disease Control and Prevention (CDC), we continue to expect to sign and initiate a US Government warm-base manufacturing contract for ACAM2000 and we also look forward to a decision on the US Modified Vaccinia Ankara (MVA) stockpiling tender, for which we submitted a proposal in October 2005.

As we have previously reported, we are now in a litigation process relating to MVA as a result of complaints filed against us by Bavarian Nordic (BN) in the US in August 2005. A further suit was filed in Austria in February 2006. BN alleges that we have used its trade secrets in the development of our MVA3000 vaccine and that we are infringing its patents. We strongly believe these allegations are without foundation and we are vigorously defending our position. Today, we are outlining elements of our strategy to provide an insight into our view of the litigation.

Our financial performance during 2005 was in line with our expectations. The guidance we gave at the beginning of the year was for GBP40m of predictable revenues and the actual performance was GBP40.9m. The fact that almost 60% of this revenue was recognised in the fourth quarter of the year highlights one of the principal challenges of predicting and relying on biodefence contract revenues and we continue to pursue opportunities to build more mainstream revenues. In this area, 2005 was a particularly good year for sales of Vivotif as we were able to capitalise on availability issues for the competitor typhoid vaccine to improve revenues and market share.

SMALLPOX FRANCHISE UPDATE

ACAM2000: licence application being submitted and warm-base manufacturing contract negotiations underway

Following a pre-Biologics License Application (BLA) meeting with the FDA in November 2005, we have started submission of our BLA for ACAM2000. This is the culmination of over five years of work to provide the US Government with a next-generation, licensed smallpox vaccine. We are submitting the BLA on a " rolling" basis under the fast-track status awarded to the programme in December 2004. The submission will include safety, tolerability and immunogenicity data obtained from clinical trials of ACAM2000 conducted in more than 3,800 subjects. Given ACAM2000's fast-track status, we expect to receive the FDA's decision on our application before the end of the year.

We are currently in negotiations with the US Government about a contract for us to provide warm-base manufacturing for ACAM2000 on a long-term basis. This is intended to maintain our facilities in a state of production readiness and, if necessary, to provide the US with ongoing surge capacity in smallpox vaccine production. In September, we reported that the CDC had indicated to us that it would be proceeding with a warm-base manufacturing contract during US Government Fiscal Year 2006, which runs from 1 October 2005 through 30 September 2006. We are on track to achieve that timeline.

We remain confident that there are further opportunities to sell ACAM2000 to other governments. Whilst we did not achieve any significant sales during 2005, discussions with various countries indicate that some are awaiting the outcome of the US product licence application process before proceeding with their procurement decisions.

MVA3000: good progress on existing contracts ensures strong competitive position in bidding for stockpiling contract

During 2005, we made excellent progress on our existing contract with the US Government agency, the National Institute of Allergy and Infectious Diseases (NIAID), including delivering 500,000 doses of our MVA vaccine, MVA3000, in December.

We also initiated a Phase 2 safety and immunogenicity trial, enrolment for which is now complete, and are currently recruiting for a trial in HIV-infected subjects.

Together with our co-development partner, Baxter Healthcare SA (Baxter), we submitted our bid for a US Government stockpiling contract in October 2005. This was in response to a Request for Proposals (RFP) issued by the Department of Health and Human Services (HHS). The RFP is for the manufacture of up to 20 million doses of MVA attenuated smallpox vaccine and advanced clinical testing up to and including obtaining a product licence. It also includes options for the purchase of up to 60 million additional doses of MVA and warm-base manufacturing over the longer term. The 500,000 doses we delivered in December were produced at the scale required for this stockpiling process.

We believe that our strong track record with the US Government, our partnership with Baxter and our demonstrated ability to manufacture and deliver large quantities of both MVA3000 and ACAM2000 put us in a very strong competitive position. Whilst the RFP referred to a potential contract award date of February 2006, based on our experience and our understanding of the stage we are at in the process, we believe it is now more likely that an award will be made in the second quarter.

MVA litigation: confident of ability to defend freedom to operate

We are continuing vigorously to oppose any and all legal actions filed by Bavarian Nordic (BN) with regard to MVA.

In February 2006, BN filed a suit against Acambis in Austria. This follows complaints lodged with the International Trade Commission (ITC) and District Court of Delaware in August 2005. Although Acambis has not yet been served with the writ in the Austrian action, it is our understanding that the complaint filed with the Commercial Court in Vienna alleges infringement of a European patent awarded to Bavarian Nordic in December 2005. The European patent appears to claim technology similar to BN's US patents, which are in dispute in the US litigation.

The extensive discovery process for the ITC closes tomorrow, 10 March 2006. Having completed the fact discovery process and obtained the opinions of experts in the field, we are now outlining elements of our strategy to counter BN's claims. The evidence listed below is based on information in the public domain and is not derived from BN or other proprietary information protected from release by the ITC. Further arguments will be presented to the ITC that, for reasons of commercial sensitivity and by order of the ITC, are not being made public and that, in several cases, are known only to outside counsel. Based on current timelines, we expect to present our case in its entirety to the ITC at a hearing scheduled for May 2006.

BN's legal actions include claims that relate to patents, trade secrets and misappropriation. As illustrated below, Acambis will present evidence that each of these allegations is without merit.

Patents

We have always believed and continue to believe that any patents awarded or pending do not restrict our freedom to operate in the field of MVA. BN's patents claim that other MVA viruses replicate in human cell lines but that its MVA vaccine, MVA-BN, is "characterised by the loss of its capability to reproductively replicate in human cells". Acambis' view is that BN's patents are invalid and unenforceable. We will present factual and expert evidence that:

-    MVA-BN is not novel;
-    the patent is unenforceable through lack of enablement;
- BN failed to provide the US Patent and Trademark Office with prior art related to its patent claims; and
-    the patents rely on scant scientific evidence.

We will demonstrate that MVA-BN is not novel because all MVA viruses, including MVA-BN and prior art strains, have similar replication characteristics.

We would also point out that, under an "Authorisation and Consent" clause in our contract, Acambis is authorised by the US Government to research and develop our MVA regardless of third-party US patents to the extent necessary to perform the NIAID contracts.

Trade secrets

On the question of the use of trade secrets, we will present evidence that the information provided at a meeting between Acambis and Bavarian Nordic in June 2002 was not secret and, in any case, has not been used by Acambis. In developing MVA3000, we have called upon our own experience, gained through the ACAM2000 programme, and the experience of our partners, including using established manufacturing practices. We have also used information gleaned from the many articles published on MVA over the last 30 years, including those from Dr Anton Mayr (see below). In addition, key parameters for the programme were set by the NIAID, including dose level and dosing schedule.

Misappropriation

Dr Mayr provided an MVA strain to the NIH/NIAID. The NIAID then provided a version of that strain to Acambis for use as the basis of MVA3000. As referenced by an attorney at the ITC in a letter last September, Dr Mayr did not place in writing any restriction on the NIH's use of the transferred MVA virus. We will present further evidence that Dr Mayr did not restrict the use of the MVA strain he provided to the NIH.

When the NIH released its first RFP, it made the NIH MVA strain publicly available, stating that "collaborative opportunities from NIAID are available to all legitimate parties and include: the availability of a master seed stock of MVA from NIAID...". We requested and received the NIH MVA under a Material Transfer Agreement that granted Acambis "worldwide, non-exclusive rights to make, have made, and use" the NIH MVA "to sell and have sold, and to offer to sell Commercial Products in the Field of Use of Smallpox Vaccines". During the procurement process for the first MVA contract, although it did not undertake a comprehensive review of intellectual property in the MVA field and encouraged us to undertake our own analysis, the NIAID stated that "prior to distribution of the material NIAID determined that it is within its rights to transfer the material to other parties".

Opposition to European patents

As part of our broader strategy, we plan to file oppositions to the patent issued to BN by the European Patent Organisation (EPO) on 28 December 2005. Under the EPO's review process, there is a period of nine months from the date of issuance for companies to submit objections to the patent.

When BN initiated the litigation process in August 2005, it stated at the time that it was seeking to "...stop Acambis from engaging in the importation
of.....MVA smallpox vaccine products into the USA". BN's intent is clearly to disrupt and frustrate competition in the MVA procurement process, both in the US and elsewhere. We are, and always have been, very confident of our ability to counter BN's allegations and will vigorously defend our freedom to compete for, and win, these important procurements.

C-VIG: UK contract secured in 2005

During the course of 2005, we helped Cangene Corporation (Cangene) to win its first major vaccinia immune globulin (VIG) contract outside the US. It was awarded a C$17m (GBP8.5m) contract in September to supply doses of its C-VIG product to the UK Government. As sales agent to Cangene, we receive a royalty on the sales achieved under the contract.

RESEARCH AND DEVELOPMENT UPDATE

Our aim for 2005 was to take each of our proprietary programmes into the next stage of development. In achieving this goal, we completed or initiated a total of 12 clinical trials, which is a significant achievement for a company of our size and stage of maturity.

ChimeriVax-JE: Phase 3 trials on track and Indian paediatric trial planned for second quarter

Our ChimeriVax-JE vaccine against the mosquito-borne Japanese encephalitis (JE) virus is now undergoing pivotal Phase 3 testing. The two clinical trials, which are being conducted in multiple centres in Australia and the US, are testing the safety and efficacy of a single-dose regimen of ChimeriVax-JE in more than 2,800 subjects. The trials, which were initiated in November 2005, are progressing extremely well, with enrolment in both trials ahead of schedule and nearing completion.

Preparations are underway to start a Phase 2 paediatric trial in India, where children are the primary target population for a JE vaccine. The paediatric data will supplement those generated in our ongoing Phase 3 trials and our previous Phase 1 and 2 studies to support licence applications for both the endemic regions and the travel market. We are targeting submissions of licence applications in both India and Australia in the first half of 2007.

There is a large unmet public health need for a single-dose, convenient and affordable vaccine against JE, which could make it simpler, faster, easier and cheaper for healthcare providers to administer vaccines, particularly in regions where achieving compliance to multi-dose regimens can be difficult. An epidemic in northern India in 2005 resulted in 6,340 cases and more than 1,200 deaths, mostly of children.

India is one of our primary markets for ChimeriVax-JE and to support commercialisation of the vaccine in the region we established a partnership with one of India's leading biotechnology companies, Bharat Biotech International Limited (Bharat Biotech), at the end of 2005. Under the partnership, Bharat Biotech will undertake end-stage fill/finish processing of ChimeriVax-JE at its facilities in India and, once the product is approved, will market and distribute the vaccine in India and neighbouring countries. We are currently pursuing the necessary import and export requirements with a view to completing technology transfer to Bharat in time to use material produced by Bharat in planned Phase 3 trials in India. We are also pursuing partnerships to target other endemic countries and the travellers' market.

ChimeriVax-West Nile: first company into Phase 2 trials

We are continuing to lead the field in developing a human vaccine against the mosquito-borne West Nile virus, which is endemic in the US. Having become the first company to complete a Phase 1 trial, we were also the first to enter Phase 2 clinical testing.

We initiated a Phase 2 trial in December 2005 to test our vaccine in more than 200 subjects in the US. The aim of the randomised, double-blind, placebo-controlled trial is to evaluate the safety, tolerability and immunogenicity of ChimeriVax-West Nile in healthy adults and elderly subjects. Having tested different dose levels in young adults, the optimal dose will be taken forward for testing in subjects aged 50 and above. This age group is likely to be the initial target population for a West Nile vaccine as they are at most risk of severe disease following infection. Recruitment for the healthy adults portion of the trial is nearing completion.

In our Phase 1 safety and immunogenicity trial, results from which were published in April, of the subjects who received a single dose of ChimeriVax-West Nile, 96% in the high-dose group and 100% in the low-dose group developed high titres of West Nile-neutralising antibodies 28 days after vaccination.

Intervet, which is the number one manufacturer of animal vaccines, is aiming to launch its West Nile veterinary vaccine in the US during the 2006 season. The West Nile virus is a particular problem for horses. Intervet's vaccine was developed from the ChimeriVax technology licensed from Acambis and we will receive royalties from sales of the Intervet product.

Clostridium difficile (C. difficile): encouraging results from first Phase 1 trial

We have recently announced results from the first of two Phase 1 trials of our vaccine against C. difficile, a leading cause of hospital-acquired infections. In the 50-subject placebo-controlled trial in healthy adults, antibody responses were seen in all 37 subjects who received our vaccine. No subjects experienced unexpected or serious vaccine-related adverse events.

Enrolment is now complete in a second Phase 1 trial designed to explore the safety, tolerability and immunogenicity of our vaccine in healthy elderly subjects at different dose levels. This is the first trial of our vaccine in one of the key target populations for the product. We aim to complete Phase 1 testing in the second half of the year and then to begin Phase 2 trials.

ChimeriVax-Dengue: sanofi pasteur progresses into Phase 2

Following completion of the Phase 1 trial of a tetravalent formulation of our ChimeriVax-Dengue in the first quarter of 2005, the lead responsibility for further clinical testing and development passed during 2005 to sanofi pasteur
(SP), to whom we have licensed worldwide rights. Results from the trial showed seroconversion to all four dengue virus serotypes. SP has progressed the vaccine into Phase 2 clinical trials.

Influenza: new project added to pipeline could be in clinical trials next year

In August, we announced that we have initiated a programme to develop a universal influenza vaccine, which is seen as the holy grail of influenza protection. The aim of the programme is to develop a vaccine that can target all strains of influenza, removing the need for annual reformulations and annual vaccinations.

To achieve this, we acquired a technology previously being developed by Apovia, a US-based biotechnology company, and established a research collaboration with VIB, a Belgian research institute. A major component of the new candidate(s) is M2e, the extracellular domain of the ion channel protein M2, which is specific to influenza A. Being highly conserved, M2e is intended to elicit protective immune responses against all strains of influenza A.

While our ultimate goal is to develop a vaccine that is universally effective against all "A" and "B" strains of the influenza virus, which would be required for complete protection against seasonal influenza, we are also pursuing development of an "A" strain candidate as this could be suitable as a vaccine against pandemic influenza. All previous pandemics have been caused by "A" strains of the virus. With a vaccine that targets all "A" strains, governments would be able to stockpile vaccine doses for use in the event of a pandemic instead of waiting for the appropriate strain to be identified before vaccine manufacture can be undertaken.

Pre-clinical development of our pandemic vaccine candidate is ongoing and we aim to enter clinical trials in early 2007. Our longer term programme is currently at the research stage.

VIVOTIF(R)

Vivotif, the oral typhoid vaccine we sell in the US, had a strong year in 2005, with sales volumes 81% up over 2004. This was primarily as a result of our ability to capitalise on the competitor product's lack of availability for part of the year.

ARILVAXTM

Acambis has US sales and marketing rights to ARILVAX, a yellow fever vaccine that is owned and manufactured by Chiron. We are in ongoing discussions with Chiron to resolve a way forward for the ARILVAX programme. To date these have been constructive and we hope to conclude the discussions in the near future.

FINANCIAL REVIEW

The financial results for the year ended 31 December 2005 are presented below. A high-level summary of the results for the three months ended 31 December 2005 is also shown.

Trading results

Revenue for the year was GBP40.9m (2004 - GBP85.5m), which is in line with the predictable revenue guidance given throughout 2005. The main sources of revenue during 2005 were our two contracts with the NIAID for MVA3000, the fixed-price 155 million-dose ACAM2000 contract with the CDC and product sales of Vivotif. In 2004, revenues also included sales of 27.5 million doses of the ACAM2000 vaccine to the CDC.

Cost of sales in 2005 decreased to GBP27.6m (2004 - GBP35.0m). These costs are in line with revenues generated in the year.

Our gross profit margin for the year decreased to 32.5% (2004 - 59.1%). This represents the change in the mix of revenues recorded in the two years. During 2004, the gross margin was positively impacted by the reassessment and reduction of costs under the 155 million-dose contract following the decision to close out the two Phase 3 clinical trials early.

Expenditure on R&D increased in the year to GBP34.1m (2004 - GBP29.3m) as a result of the successful progression of our projects into later stages of development, most notably the initiation of Phase 3 trials for ChimeriVax-JE during the second half of 2005. We continue to expense certain of the costs relating to our manufacturing facility to R&D in line with utilisation of the facility for process development and manufacturing work for our R&D programmes. During 2005, we also started to incur operational costs for our fill/finish facility.

Sales and marketing costs in the year were GBP2.6m (2004 - GBP2.8m). Administrative costs were GBP7.7m (2004 - GBP5.5m) and include costs and a provision, together totalling around GBP3m, in relation to the MVA litigation. In 2004, administrative costs included two non-cash exceptional items of GBP2.6m.

During 2004, the Group also recorded GBP10.2m of exceptional other operating income relating to the settlement with Baxter in respect of the termination of a contract manufacturing agreement.

Interest receivable in the year was GBP4.0m (2004 - GBP4.8m). The reduction was as a result of lower cash levels during 2005 compared with 2004. Interest payable was GBP1.0m (2004 - GBP0.9m), which primarily comprised interest payable on the lease-financing facility that was put in place for the reactivation of our manufacturing plant in Canton, MA.

Pre-tax loss for 2005 was GBP27.7m (2004 - pre-tax profit of GBP27.0m). The change compared with 2004 is primarily a result of higher revenue, increased gross margin and exceptional income recorded during 2004 and increased R&D costs in 2005. This is in line with management's expectations.

In 2005, we recorded a tax credit of GBP1.7m (2004 - charge of GBP7.3m). The effective tax rate for 2005 was 6.1% (2004 - 27.0%). The lower effective tax rate in 2005 is principally a result of being in a loss-making position during the period leading to the refund of certain taxes paid in previous profitable periods and movements in deferred tax liabilities.

Investing activities

During 2005, we spent GBP1.7m (2004 - GBP0.8m) on the final payments for the BPC acquisition which increased in 2005, in part, as a result of achieving higher sales of Vivotif.

Capital expenditure in 2005 was GBP3.7m (2004 - GBP3.4m). Expenditure during the year related to the costs to redevelop and expand areas of our US R&D facility, as well as the acquisition of assets for our Rockville fill/finish facility, which was purchased in May 2005.

Balance sheet highlights

i)          Cash/debtors

Cash, cash equivalents and liquid investments of the Group at 31 December 2005 amounted to GBP68.0m (31 December 2004 - GBP101.8m). The reduction in cash during the year is a result of increased investment in the R&D pipeline, together with the capital investments in the US R&D facility and the acquisition of the Rockville fill/finish facility.

During the year, Trade and other receivables increased to GBP20.6m (31 December 2004 - GBP13.7m), principally as a result of an amount owing at the end of 2005 relating to the shipment of 500,000 doses of MVA3000 vaccine to the NIAID under the MVA3000 contract. This debtor has been settled since the year-end.

ii)          Inventory

Inventory held at 31 December 2005 amounted to GBP3.6m (31 December 2004 - GBP6.0m). The balance principally represents work-in-progress and finished goods in relation to our ACAM2000 and Vivotif vaccines. The reduction seen in the year is partly a result of a provision made against ACAM2000 inventory during the third quarter of 2005.

iii)         Current liabilities: amounts falling due in one year

At 31 December 2005, current liabilities were GBP46.6m (31 December 2004 - GBP47.6m). A proportion of this balance relates to accruals and deferred income arising under the ACAM2000 155 million-dose contract with the CDC. At 31 December 2005, deferred income relating to this contract was GBP2.0m (31 December 2004 - GBP16.5m). The deferred revenue balance will unwind during 2006 as the BLA submission process concludes. Trade and other payables were GBP16.1m at 31 December 2005 (31 December 2004 - GBP8.3m). The increase at the end of 2005 was principally attributable to the trade creditor to Baxter for the production of 500,000 doses of MVA3000. This creditor has been settled since the year-end.

iii)          Short-term borrowings and financial liabilities

The combined balance of our US dollar-denominated financing facilities was GBP12.8m at 31 December 2005 (31 December 2004 - GBP13.0m). The balance on the lease-financing facility was GBP7.2m at 31 December 2005 (31 December 2004 - GBP9.4m). The balance on the overdraft facility at 31 December 2005 was GBP4.0m (31 December 2004 - GBP3.6m), the increase being attributable to exchange rate movements in the period. The remaining balance of GBP1.6m at 31 December 2005 (31 December 2004 - GBPnil) relates to the discounted value of the future payments for the Rockville fill/finish facility acquired earlier in 2005, payable between 2006 and 2017.

Fourth quarter results

The following section summarises the financial highlights for the three months ended 31 December 2005 ("Q4"). Unless stated otherwise, the comparative figures in parentheses relate to the equivalent three-month period in 2004.

Revenues in Q4 were GBP23.9m (2004 - GBP23.1m) and principally represented income from the two NIAID contracts for MVA3000, the ACAM2000 155 million-dose contract and sales of Vivotif. Cost of sales was GBP13.3m in Q4 (2004 - GBP10.8m), representing the higher proportion of revenue in 2005 for the lower gross margin MVA contracts over 2004. R&D costs increased to GBP10.7m (2004 - GBP7.4m), the increase being primarily attributable to the preparation and commencement of the Phase 3 trials of ChimeriVax-JE. In Q4, we recorded GBP0.6m (2004 - GBP0.8m) of sales and marketing costs. Administrative costs were GBP4.9m in Q4 (2004 - GBP0.9m), which included a provision for the defence of the MVA litigation as highlighted above.

The pre-tax loss in Q4 was GBP5.1m (2004 - pre-tax profit of GBP4.4m). The change in the periods reflects the change in mix of revenues and gross margins over the two periods.

Capital expenditure remained constant in Q4 at GBP0.7m (2004 - GBP0.7m).

OUTLOOK AND GUIDANCE

Recent years have demonstrated that the vaccines industry is an increasingly attractive area, with improvements in pricing, increased government or supranational investment and a higher public profile. From biodefence to pandemic influenza, hospital-acquired infections to emerging viruses and bacteria, vaccines are recognised as the front line of public health.

As one of the leading independent vaccine companies, Acambis is well placed within the sector. We further strengthened our pipeline by driving our development programmes forward in 2005 and have built a useful infrastructure to enable us not only to develop but also to manufacture and sell our vaccines. We continue to be committed to our strategy of investing in our programmes ourselves, wherever possible, in order to retain product rights and generate greater long-term value.

Our investment in R&D delivered significant progress in 2005 and by continuing that strategy in 2006 we expect to see further good progress from our pipeline this year. Preliminary results from our ongoing Phase 3 trial of ChimeriVax-JE should be available later this year, by when we will also have completed the Phase 2 paediatric trial in India and initiated the Indian Phase 3 trial. In addition, the second half of the year will see results from our Phase 2 trial of ChimeriVax-West Nile and the transition of our C. difficile vaccine into Phase
2. Based on the fast-track status awarded to our ACAM2000 programme, we would hope to receive the FDA's decision on our licence application before the end of 2006. Given this extensive clinical trial programme, we expect our investment in R&D to increase to around GBP40-45m in 2006. This includes a significant investment in the Phase 3 trials for ChimeriVax-JE.

We are confident that during 2006 we will also achieve greater clarity around our smallpox franchise. Based on indications from the CDC, we continue to expect to sign and initiate a US Government warm-base manufacturing contract for ACAM2000 and we also expect to receive a decision on the US MVA stockpiling tender process in the second quarter. In the MVA litigation process, the first of the US court cases is due to be heard in May and a decision is expected in the second half of the year.

As in previous years, some of our revenues in 2006 will be more predictable than others, namely those from sales of Vivotif and existing ACAM2000 and MVA3000 contracts. We estimate that, depending upon the timing of activities for the existing smallpox contracts, our predictable revenues in 2006 will be GBP20-25m. We would expect the gross profit margin on these activities to be similar to that achieved in 2005. There is significant potential for additional revenues from contracts we are currently pursuing, particularly further ACAM2000 and MVA3000 US Government contracts. We will give guidance on our revenue expectations in these areas as and when contracts are awarded.


Contacts


Acambis plc                                        Today                    Thereafter
Gordon Cameron, Chief Executive Officer            +44 (0) 20 7831 3113     +44 (0) 1223 275 300
David Lawrence, Chief Financial Officer            +44 (0) 20 7831 3113     +44 (0) 1223 275 300
Lyndsay Wright, VP, Communications and IR          +44 (0) 20 7831 3113     +44 (0) 1223 275 300

Financial Dynamics
David Yates/Anna Keeble                            +44 (0) 20 7831 3113


About Acambis

Acambis is a leading developer of vaccines to prevent and treat infectious diseases. Recognised internationally as the leading producer of smallpox vaccines, Acambis is developing an investigational smallpox vaccine, ACAM2000, and is manufacturing emergency-use stockpiles of this investigational vaccine for the US Government and other governments around the world. It is also developing an attenuated smallpox vaccine, MVA3000, under contracts with the US National Institutes of Health. Acambis' US-based subsidiary Berna Products Corporation markets Vivotif(R), the world's only licensed oral typhoid vaccine, in North America. Acambis' investigational vaccine against Japanese encephalitis, ChimeriVax-JE, is undergoing Phase 3 clinical testing. It also has the most advanced investigational vaccine against the West Nile virus, which has spread to 48 US States in the last six years, and a vaccine against Clostridium difficile bacteria, a leading cause of hospital-acquired infections.

Acambis is based in Cambridge, UK and Cambridge, Massachusetts, US. Its primary listing is on the London Stock Exchange (ACM) and its shares are listed in the form of American Depositary Receipts on NASDAQ (ACAM). More information is available at www.acambis.com.

"Safe Harbor" statement under the Private Securities Litigation Reform Act of 1995:

The statements in this news release that are not historical facts are forward-looking statements that involve risks and uncertainties, including the timing and results of clinical trials, product development, manufacturing and commercialisation risks, the risks of satisfying the regulatory approval process in a timely manner, the need for and the availability of additional capital. For a discussion of these and other risks and uncertainties see "Risk management" in the Company's 2004 Annual Report and "Risk factors" in its Form 20-F, in addition to those detailed on the Company's website and in the Company's filings made with the Securities and Exchange Commission from time to time. These forward-looking statements are based on estimates and assumptions made by the management of Acambis and are believed to be reasonable, though are inherently uncertain and difficult to predict. Actual results or experience could differ materially from the forward-looking statements.


Results for the three and twelve months ended 31 December 2005

Group income statement


                                           Three months       Three months             Year               Year
                                                  ended              ended            ended              ended
                                            31 December        31 December      31 December        31 December
                                                   2005               2004             2005               2004
                                            (unaudited)        (unaudited)      (unaudited)        (unaudited)
                                                   GBPm               GBPm             GBPm               GBPm

Revenue                                            23.9               23.1             40.9               85.5
Cost of sales                                    (13.3)             (10.8)           (27.6)             (35.0)
                                                  _____              _____            _____              _____
Gross profit                                       10.6               12.3             13.3               50.5

Research and development costs                   (10.7)              (7.4)           (34.1)             (29.3)
Sales and marketing costs                         (0.6)              (0.8)            (2.6)              (2.8)
Administrative costs (including                   (4.9)              (0.9)            (7.7)              (5.5)
costs relating to Canton plant
impairment and restructuring costs)
Other operating income: Settlement                    -                  -                -               10.2
of Canton agreement
Other operating income: Fair value                    -                  -              0.4                  -
of shares received for grant of
licence                                           _____              _____            _____              _____
Operating (loss)/profit                           (5.6)                3.2           (30.7)               23.1

Finance income                                      0.8                1.5              4.0                4.8
Finance costs                                     (0.3)              (0.3)            (1.0)              (0.9)

                                                  _____              _____            _____              _____
(Loss)/profit on ordinary                         (5.1)                4.4           (27.7)               27.0
activities before taxation

Taxation: UK                                      (1.3)              (0.6)            (1.5)              (3.7)
Taxation: Overseas                                  0.2                1.0              3.2              (3.6)

                                                  _____              _____            _____              _____
(Loss)/profit on ordinary                         (6.2)                4.8           (26.0)               19.7
activities after taxation
                                                  _____              _____            _____              _____

Basic (loss)/earnings per 10p                    (5.8)p               4.5p          (24.3)p              18.5p
ordinary share (in pence)
Basic (loss)/earnings per ADR (in               $(0.20)              $0.17          $(0.83)              $0.71
$) (note 2)
Diluted (loss)/earnings per 10p                  (5.8)p               4.4p          (24.3)p              18.1p
ordinary share (in pence)
Weighted average number of ordinary         107,261,327        106,829,271      107,211,367        106,300,080
shares in issue - basic
Weighted average number of ordinary         107,261,327        109,178,579      107,211,367        108,649,389
shares in issue - diluted




Group balance sheet as at 31 December 2005

                                                                                        As at             As at
                                                                                  31 December       31 December
                                                                                         2005              2004
                                                                                  (unaudited)       (unaudited)
                                                                                         GBPm              GBPm
Non-current assets
Goodwill                                                                                 14.9              15.4
Other intangible assets                                                                   4.2               4.1
Property, plant and equipment                                                            19.8              18.5
Deferred tax asset                                                                        0.3                 -
Financial assets: available for sale investments                                          0.6                 -
Other non-current assets                                                                    -               2.5
                                                                                        _____             _____
                                                                                         39.8              40.5

Current assets
Inventory                                                                                 3.6               6.0
Current tax assets                                                                        2.1               1.9
Trade and other receivables                                                              20.6              13.7
Financial assets: derivative financial instruments                                        0.1                 -
Liquid investments                                                                       18.8              20.8
Cash and cash equivalents                                                                49.2              81.0
                                                                                        _____             _____
                                                                                         94.4             123.4

Current liabilities
Financial liabilities:
 - short-term borrowings                                                                (4.0)             (3.6)
- short-term financial liabilities                                                      (7.2)             (3.1)
- derivative financial instruments                                                          -             (0.1)
Trade and other payables                                                               (16.1)             (8.3)
Accruals and deferred income                                                           (14.1)            (27.9)
Income tax payable                                                                      (2.9)             (4.6)
Provisions                                                                              (2.3)                 -
                                                                                        _____             _____
                                                                                       (46.6)            (47.6)
                                                                                        _____             _____

Net current assets                                                                       47.8              75.8
                                                                                        _____             _____

Total assets less current liabilities                                                    87.6             116.3

Non-current liabilities
Investment in Joint Venture                                                             (0.3)             (0.3)
Long-term financial liabilities                                                         (1.6)             (6.3)
Other non-current liabilities                                                               -             (0.5)
Deferred tax liabilities                                                                (1.7)             (1.7)
                                                                                        _____             _____
                                                                                        (3.6)             (8.8)
                                                                                        _____             _____

Net assets                                                                               84.0             107.5
                                                                                        _____             _____

Shareholders' equity
Share capital                                                                            10.7              10.7
Share premium                                                                            98.0              97.8
Other reserves                                                                          (0.9)             (2.5)
Retained earnings                                                                      (23.8)               1.5
                                                                                        _____             _____
Total shareholders' equity                                                               84.0             107.5
                                                                                        _____             _____



Group cash flow statement


                                                    Three months    Three months            Year            Year
                                                           ended           ended           ended           ended
                                                     31 December     31 December     31 December     31 December
                                                            2005            2004            2005            2004
                                                     (unaudited)     (unaudited)     (unaudited)     (unaudited)
                                                            GBPm            GBPm            GBPm            GBPm
Operating activities
(Loss)/profit on ordinary activities before tax            (5.1)             4.4          (27.7)            27.0
Depreciation and amortisation                                2.1             1.1             5.3             6.3
Increase in working capital                                (5.8)          (16.7)           (2.8)          (51.1)
Other non-cash movements                                   (0.2)             0.9           (0.7)             2.6
Net finance costs                                          (0.5)           (1.2)           (3.0)           (3.9)
Taxes received/(paid)                                        5.0           (0.3)           (0.4)           (1.6)
                                                           _____           _____           _____           _____
Cash flows from operating activities                       (4.5)          (11.8)          (29.3)          (20.7)

Investing activities
Purchase of business operations                            (0.3)           (0.2)           (1.7)           (0.8)
Disposal of investments                                        -               -               -             0.7
Purchase of intangibles                                        -               -           (0.4)               -
Purchase of property, plant and equipment                  (0.7)           (0.7)           (3.7)           (3.4)
                                                           _____           _____           _____           _____
Cash flows used in investing activities                    (1.0)           (0.9)           (5.8)           (3.5)

Financing activities
Interest element of finance lease payments                 (0.2)           (0.2)           (0.6)           (0.7)
Interest paid                                              (0.1)               -           (0.2)           (0.1)
Interest received                                            0.8             1.3             3.8             4.4
Proceeds from issue of shares                                  -             1.1             0.2             1.9
Purchase of own shares                                         -               -           (0.2)               -
Capital element of finance lease payments                  (0.9)           (0.9)           (3.3)           (2.5)
Purchase of liquid investments                             (8.8)           (9.3)          (34.8)          (62.7)
Sale of liquid investments                                   4.0            24.4            36.8            59.7
                                                           _____           _____           _____           _____
Cash flows from financing activities                       (5.2)            16.4             1.7               -
                                                           _____           _____           _____           _____

(Decrease)/increase in cash and cash                      (10.7)             3.7          (33.4)          (24.2)
equivalents

Net foreign exchange difference                              0.4           (1.8)             1.6           (2.2)
Cash and cash equivalents opening balance                   59.5            79.1            81.0           107.4

                                                           _____           _____           _____           _____
Cash and cash equivalents closing balance                   49.2            81.0            49.2            81.0
                                                           _____           _____           _____           _____




Reconciliation of movements in Group shareholders' equity


                                                                                    As at                 As at
                                                                              31 December           31 December
                                                                                     2005                  2004
                                                                              (unaudited)           (unaudited)
                                                                                     GBPm                  GBPm

Retained (loss)/profit for the period                                              (26.0)                  19.7
Gain/(loss) on foreign currency exchange                                              1.6                 (2.5)
Revaluation of available for sale investments                                         0.1                     -
Credit in respect of employee share schemes                                           0.8                   0.7
Tax in respect of employee share schemes                                                -                   1.2
                                                                                    _____                 _____
                                                                                   (23.5)                  19.1
New share capital subscribed                                                          0.2                   1.9
Purchase of Treasury shares                                                         (0.2)                     -
                                                                                    _____                 _____
Net (decrease)/increase in shareholders' equity                                    (23.5)                  21.0
Opening shareholders' equity                                                        107.5                  86.5
                                                                                    _____                 _____
Closing shareholders' equity                                                         84.0                 107.5
                                                                                    _____                 _____



Notes

1.       Basis of preparation

The financial information for the three and twelve months ended 31 December 2005 is unaudited and has been prepared in accordance with the Group's accounting policies, based on IFRS, as adopted by the European Union. The financial information for the three and twelve months ended 31 December 2004 is also unaudited and has been restated under IFRS. Restated financial information for the year ended 31 December 2004 was published in May 2005.

This summary of results does not constitute the full financial statements within the meaning of s240 of the Companies Act 1985. The 2004 financial statements have been reported on by the Company's auditors and have been delivered to the Registrar of Companies. The audit report was unqualified and did not contain a statement under s237(2) or s237(3) of the Companies Act 1985.


2.        (Loss)/earnings per ADR (basic)

Each American Depository Receipt (ADR) represents two ordinary shares. The basic earnings per ADR is calculated by multiplying the earnings per ordinary share by a factor of two and then multiplying by the prevailing US dollar exchange rate at the end of the relevant period. The exchange rates used are 1.7168 and 1.9199 for the year to 31 December 2005 and 31 December 2004 respectively.


3.        Directors' responsibility

The Directors are responsible for the maintenance and integrity of the Group's website. The Company notes that UK legislation governing the preparation and dissemination of financial information may differ from that required in other jurisdictions.



                                      SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Peptide Therapeutics Group has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



Date: 9 March 2006                      ACAMBIS PLC





                                        By:  /s/ Lyndsay Wright
                                             Name: Lyndsay Wright
                                             Title: VP, Communications and IR.